Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

Six Months Ended June 30, 2016
(in millions)
Fixed Charges:
Interest cost and debt expense	$130
Interest allocable to rental expense (1)	3
Total	$133
Earnings:
Income before income tax expense (2)	$359
Income before income tax expense attributable to noncontrolling interests	(2)
Equity in income of 50 percent or less owned affiliated companies	(16)
Dividends received from 50 percent or less owned affiliated companies (3)	10
Fixed charges	133
Interest capitalized	(52)
Amortization of previously capitalized interest	2
Total	$434

Ratio of Earnings to Fixed Charges	3.3

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(2)	Represents income before income tax expense for all consolidated entities.

(3)	Represents dividends received from equity-method investments.